UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2008

Commission File Number: 001-33857

VANCEINFO TECHNOLOGIES INC.

3/F, Building 8, Zhongguancun Software Park

Haidian District, Beijing 100094

People’s Republic of China

+86 (10) 8282-5266

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     N/A

VANCEINFO TECHNOLOGIES INC.

Form 6-K

Page
Signature	3

Exhibit 99.1 – Press Release	4

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VANCEINFO TECHNOLOGIES INC.

By:	/s/ Chris Shuning Chen
Name:	Chris Shuning Chen
Title:	Chairman and Chief Executive Officer

Date: February 27, 2008

Exhibit 99.1

VANCEINFO TECHNOLOGIES REPORTS STRONG GROWTH IN

REVENUES AND NET INCOME FOR

THE FOURTH QUARTER AND FULL YEAR 2007

Beijing, February 27, 2007 – VanceInfo Technologies Inc. (NYSE:VIT), an IT service provider and one of the leading offshore software development companies in China, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2007.

Fourth Quarter and Full Year 2007 Financial and Operating Highlights

•	Net revenues for the fourth quarter were US$19.3 million, up 96.1% from the fourth quarter 2006.

•	Net revenues for the year 2007 were $62.7 million, up 115.9% from 2006.

•	Gross margin was 38.6% in the fourth quarter of 2007 and 38.5% for the year, up from 37.2% and 38.2%, respectively, for the same periods in 2006.

•	Net income for the fourth quarter was US$3.1 million, up 136.3% from the fourth quarter of 2006.

•	Net income for the full year 2007 was US$9.6 million, up 118.7% from 2006.

•	Employees at year end 2007 totaled 3,675, up 60.5% from year end 2006. Of these, billable professionals totaled 3,224, up 64.3% from year end 2006.

“We are pleased to announce our fourth quarter and annual results for the first time as a public company, especially given our strong performance for both the quarter and the year,” commented Mr. Chris Chen, Chairman and Chief Executive Officer of VanceInfo Technologies. “Historically, our business tended to be stronger in the second and third quarters due to the seasonality of the business related to working days, but this year, our fourth quarter results clearly exceeded those of our third quarter. This strong performance demonstrates our ability to execute our strategies and positions us for sustained growth. During the fourth quarter, we continued to improve our service quality and to generate increasing customer demand. In particular, revenues from research & development services, quality assurance & testing, and application development & maintenance were up strongly due to increased demand from both current and new clients. I believe our long-term commitment to expand geographically and to provide clients with a higher quality service has contributed to our growth in 2007. We expect further robust growth, driven by the booming Chinese economy, the growing number of multinational corporations expanding in China, and the fast-maturing engineering and IT workforce in China. Additionally, China is increasingly becoming an important alternative for IT outsourcing solutions. These highly favorable trends should largely mitigate the potential effects of the U.S. economic slowdown.”

Fourth Quarter 2007 Financial Results

Net Revenues

Net revenues were US$19.3 million in the fourth quarter of 2007, up 96.1% from the same quarter of 2006. The increase in net revenues was primarily driven by the strong organic growth from VanceInfo’s existing clients, incremental revenues and cross-selling revenue synergies from a number of small acquisitions completed in the first nine months of 2007, and the new client relationships developed during the year.

Net Revenues by Service Lines

	Three Months Ended December 31, 2007		Three Months Ended December 31, 2006
	(in US$ thousands, except percentages)
Research & development service	$10,524	54.6%	$6,349	64.6%
Enterprise solutions	3,138	16.3%	716	7.3%
Application development & maintenance	3,351	17.4%	872	8.9%
Quality assurance & testing	1,304	6.8%	996	10.1%
Globalization & localization	950	4.9%	891	9.1%
Total net revenues	$19,267	100.0%	$9,824	100.0%

Net revenues from research & development services grew 66% compared with the fourth quarter of 2006 and continued to account for the majority of the Company’s revenues. Net revenues from enterprise solutions and application development & maintenance had the strongest growth, up 338 % and 284%, respectively, from the fourth quarter of 2006 as a result of significant organic investments and selective acquisitions.

Net Revenues by Geographic Markets

Based on the location of the clients’ headquarters, the U.S. was the largest of the Company’s geographic markets, accounting for US$12.2 million, or 63.2% of net revenues in the fourth quarter of 2007, followed by 13.2% from clients headquartered in China, 11.6% in Europe and 11.6% in Japan. However, of the US$12.2 million net revenues from U.S. headquartered clients, more than 70% were contracted with their Chinese or other Asian subsidiaries, driven by these customers’ rising investments in the Asia Pacific region and desire to grow their businesses in the China markets. As a result, the Company has experienced minimal effect from the U.S. economic slowdown. For the same reason, only 20.4% of the Company’s net revenues in the fourth quarter of 2007 were subject to any effect from the U.S. dollar depreciation against the Chinese Renminbi.

Top Clients

The Company’s client population continued to become more diverse, and the net revenues have become less dependent on a few large clients. For example, the total revenues from the Company’s largest two clients, Microsoft and IBM, accounted for 29.8% of the Company’s net revenues in the fourth quarter, compared to 53.2% of net revenues in the fourth quarter 2006. Similarly, revenues from the top five clients totaled 49.1% of net revenues in the quarter, compared to 68.8% in the fourth quarter of 2006.

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2007 was US$7.4 million, an increase of 103.1% from the fourth quarter of 2006. Gross margin was 38.6% in the fourth quarter of 2007, up from 37.2% in the fourth quarter of last year, as the Company continued to optimize its service mix with improved average billing rates while effectively managing the staff costs.

Operating Expenses

Operating expenses in the fourth quarter 2007 were US$5.5 million, compared to US$2.3 million in the fourth quarter 2006. The increase in operating expenses was mainly due to increased general and administrative expenses associated with becoming a public company, as well as higher selling and marketing expenses due to recent hires in the United States as part of the Company’s global business development efforts. The fourth quarter operating expenses also included US$0.4 million in professional fees that will not recur on a quarterly basis going forward.

Other Operating Income

Other operating income was US$0.7 million in the fourth quarter of 2007, consisting primarily of government grants that the Company received for its internal process management system and to subsidize part of the Company’s training costs incurred in 2007. The Company expects continued financial support from the Chinese government in areas such as employee training and process improvements.

Operating Income and Margin

Income from operations in the fourth quarter of 2007 was US$2.7 million, compared to US$1.3 million in the fourth quarter of 2006. Operating margin was 13.9% in the fourth quarter of 2007, up from 13.4% in the fourth quarter of 2006, mainly due to gross margin expansion, partly offset by the higher selling, marketing, general and administrative expenses to support the Company’s continuing strong growth, as well as higher expenses associated with becoming a public company.

Net Income and EPS

Net income in the fourth quarter of 2007 was US$3.1 million, up 136.3% from US$1.3 million in the fourth quarter of 2006. Net margin was 16.2% in the fourth quarter 2007, up from 13.4% in the same period last year. The quarter’s diluted earnings per share (“EPS”) were US$0.07, up from US$0.02 in the fourth quarter 2006. Non-GAAP diluted EPS, which assumes conversion of the preferred shares for the entire quarter and excludes share-based compensation expense, was US$0.10 in the fourth quarter, compared to US$0.05 in the same period of 2006.

The non-GAAP measures are described below and reconciled to the corresponding GAAP measures in the section below titled “About Non-GAAP Financial Measures.”

Full Year 2007 Results

Net Revenues

Net revenues for the year 2007 were US$62.7 million, up 115.9% from US$29.1 million in 2006. The increase was driven primarily by strong organic growth, complemented by incremental revenues and cross-selling synergies from the acquisitions completed in 2007.

Net Revenues by Service Lines

	Year Ended December 31, 2007		Year Ended December 31, 2006
	(in US$ thousands, except percentages)
Research & development service	$36,013	57.4%	$18,266	62.9%
Enterprise solutions	8,748	14.0%	2,163	7.4%
Application development & maintenance	9,348	14.9%	2,328	8.1%
Quality assurance & testing	4,719	7.5%	3,208	11.0%
Globalization & localization	3,886	6.2%	3,086	10.6%
Total net revenues	$62,714	100.0%	$29,051	100.0%

Net revenues generated from research & development services in 2007 grew 97.2% compared with 2006 and continued to account for the majority of the Company’s net revenues for the year 2007. Net revenues from both enterprise solutions and application development & maintenance grew more than 300% compared with 2006, as the Company expanded its service offerings and moved aggressively into these new service lines through both organic investments and strategic acquisitions.

Gross Profit and Gross Margin

Gross profit for the full year 2007 was US$24.2 million, an increase of 117.9% from US$11.1 million in 2006. Gross margin was 38.5% in the full year 2007, up from 38.2% in 2006 as the Company continued to move up the value chain and provided new higher margin services.

Net Income and EPS

Net income for the year 2007 was US$9.6 million, up 118.7% from US$4.4 million in 2006. Net margin was 15.3% in 2007, up from 15.1% in 2006. Diluted EPS for the year was US$0.19, up from US$0.07 in 2006. Non-GAAP diluted EPS, which assumes conversion of the preferred shares for the entire year and excludes share-based compensation expense, were US$0.34 for the full year 2007, compared to US$0.21 in 2006.

Business Outlook for First Quarter and Full Year 2008

VanceInfo expects to generate net revenues between US$18.5 million and US$19.5 million in the first quarter 2008, representing a 77% to 87% increase from the corresponding period in 2007. First quarter diluted EPS is expected to be US$0.06 on a GAAP basis and US$0.07 on a non-GAAP basis, which excludes share-based compensation, based on 40.3 million total ADS-equivalent average shares outstanding. The first quarter diluted EPS reflects the normal seasonality effect from the extended Chinese New Year holiday and the increased average shares outstanding after the Company’s initial public offering in December 2007.

For the full year 2008, the Company expects to generate net revenues between US$92 million and US$96 million, representing a 47% to 53% increase from 2007. The Company expects to report diluted EPS between US$0.34 and US$0.38 on a GAAP basis, and non-GAAP diluted EPS excluding share-based compensation between US$0.37 and US$0.41, based on 40.6 million total ADS-equivalent average shares outstanding.

Total headcount by the end of 2008 is expected to be between 4,800 and 5,000.

Chairman and CEO, Mr. Chris Chen, continued, “Our strategic and operating plans are in place, and we have been executing well, adding new clients and talented employees, developing new tools and advanced processes, and delivering on our clients’ and our investors’ expectations. We expect to continue that trend.”

Conference Call

The Company will host a conference call and live webcast to discuss the results at 8:00 AM Eastern Standard Time (EST) on Wednesday February 27, 2008 (9:00 PM Beijing/Hong Kong time). Please dial-in five to ten minutes prior to the call to register and receive further instruction.

The dial-in details for the live conference call are as follows:

•	U.S. Toll Free Number: +1 800-510-9691

•	International dial-in number: +1 617-614-3453

•	Hong Kong dial-in number: +852 3002-1672

Passcode: VanceInfo

The conference call will be available live via webcast on the Investors section of VanceInfo Technologies website at http://ir.vanceinfo.com. The archive replay will be available on VanceInfo’s website shortly after the call.

A dial-in replay of the conference call will be available until 12:00 p.m. EST, March 4, 2008 at +1 617-801-6888; Passcode: 99744021.

About VanceInfo:

VanceInfo Technologies Inc. is an IT service provider and one of the leading offshore software development companies in China. VanceInfo ranked among the top three Chinese offshore software development service providers for the North American and European markets as measured by 2006 revenues, according to International Data Corporation. VanceInfo’s comprehensive range of IT services includes research & development services, enterprise solutions, application development & maintenance, quality assurance & testing, as well as globalization & localization. VanceInfo provides these services primarily to corporations headquartered in the United States, Europe, Japan and China, targeting high growth industries such as technology, telecommunications, financial services, manufacturing, retail and distribution.

Safe Harbor

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “should,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the management’s quotations and “Business Outlook for First Quarter and Full Year 2008” contain forward-looking statements. Such statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected. Potential risks and uncertainties include, but are not limited to, the Company’s dependence on a limited number of clients for a significant portion of its revenues, the overall economic growth in its principal geographic markets, the quality and portfolio of its services lines and industry expertise, and the availability of a large talent pool in China and supply of qualified professionals, as well as the PRC government’s investment in infrastructure construction and adoption of various incentives in the IT service industry. Further information regarding these and other risks is included in VanceInfo’s filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1. All information provided in this press release and in the attachments is as of February 27, 2008, and VanceInfo does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement VanceInfo’s consolidated financial results presented in accordance with GAAP, VanceInfo uses the following measures defined as non-GAAP financial measures by the SEC: net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to comparable GAAP measures” set forth at the end of this release.

VanceInfo believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance by excluding certain expenses and expenditures that may not be indicative of its operating performance from a cash perspective. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the Company’s performance and when planning and forecasting future periods. A limitation of using non-GAAP net income excluding share-based compensation expenses, and diluted EPS excluding share-based compensation expenses is that these non-GAAP measures exclude the share-based compensation charges that have been and will continue to be for the foreseeable future a significant recurring expense in the business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are comparable to non-GAAP financial measures.

VANCEINFO TECHNOLOGIES INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (Unaudited)

(In thousands, except per share data)

	Three Months Ended December 31,		Years Ended December 31,
	2007	2006	2007	2006
Net revenues	$19,267	$9,824	$62,714	$29,051
Cost of revenues (1)	11,839	6,166	38,544	17,961
Gross profit	7,428	3,658	24,170	11,090
Selling and marketing expenses (1)	905	205	2,342	681
General and administrative expenses (1)	4,564	2,134	13,839	6,140
Other operating income	721	2	861	54
Income from operations	2,680	1,321	8,850	4,323
Other income (expense):
Interest income	386	258	1,032	592
Interest expenses	(27)	(4)	(47)	(4)
Exchange gain (loss)	185	(33)	317	(93)
Change in fair value of warrants	—	(179)	(357)	(405)
Income before income taxes and minority interest	3,224	1,363	9,795	4,413
Provision for income taxes	143	1	174	2
Minority interest	33	(44)	(52)	(35)
Net income	$3,114	$1,318	$9,569	$4,376
Earnings per share
Basic - ordinary share	$0.08	$0.02	$0.22	$0.08
Basic - Series A convertible redeemable preferred share	$0.12	$0.06	$0.40	$0.24
Basic - Series B-1 convertible redeemable preferred share	$0.12	$0.06	$0.40	$0.25
Basic - Series B-2 convertible redeemable preferred share	$0.16	$0.08	$0.51	$0.33
Basic - Series B-3 convertible redeemable preferred share	$0.08	N/A	$0.22	N/A
Diluted - ordinary share	$0.07	$0.02	$0.19	$0.07
Weighted average shares used in calculating net income per share
Basic - ordinary share	15,254	8,696	11,426	9,606
Basic - Series A convertible redeemable preferred share	5,980	7,175	6,860	7,175
Basic - Series B-1 convertible redeemable preferred share	2,503	2,990	2,867	1,999
Basic - Series B-2 convertible redeemable preferred share	5,340	6,380	6,118	4,265
Basic - Series B-3 convertible redeemable preferred share	308	N/A	78	N/A
Diluted - ordinary share	18,266	9,332	13,446	10,205

(1)	Depreciation and amortization expenses totaled US$ 0.7 million and US$0.3 million for the three months ended December 31, 2007 and 2006, respectively, and US$2.5 million and US$ 0.9 million for the year ended December 31, 2007 and 2006, respectively.

VANCEINFO TECHNOLOGIES INC.

Reconciliation of Non-GAAP Financial Measures to Comparable GAAP Measures

(In thousands, except per share data and percentages)

	Three Months Ended December 31,				Three Months Ended December 31,
	2007 GAAP	2007 Adjustments		2007 Non-GAAP	2006 GAAP	2006 Adjustments		2006 Non-GAAP
Net income	$3,114	$287	(a)	$3,401	$1,318	$181	(c)	$1,499
Net margin	16.2%	1.5	% (a)	17.7%	13.4%	1.9	% (c)	15.3%
Average shares (d)	18,266	15,466		33,732	9,332	18,140		27,472
Diluted EPS	$0.07	$0.03	(e)	$0.10	$0.02	$0.03	(e)	$0.05

	Twelve Months Ended December 31,				Twelve Months Ended December 31,
	2007 GAAP	2007 Adjustments		2007 Non-GAAP	2006 GAAP	2006 Adjustments		2006 Non-GAAP
Net income	$9,569	$996	(b)	$10,565	$4,376	$713	(f)	$5,089
Net margin	15.3%	1.5	% (b)	16.8%	15.1%	2.4	% (f)	17.5%
Average shares (d)	13,446	17,453		30,899	10,205	14,506		24,711
Diluted EPS	$0.19	$0.15	(e)	$0.34	$0.07	$0.14	(e)	$0.21

Notes:

(a)	Adjustment to exclude stock based compensation of $287 from operations of which $43 was reported in cost of revenues, $39 was reported in selling and marketing expenses and $205 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(b)	Adjustment to exclude stock based compensation of $996 from operations of which $111 was reported in cost of revenues, $76 was reported in selling and marketing expenses and $809 was reported in general and administrative expenses in our unaudited condensed consolidated statements of operations.
(c)	Adjustment to exclude stock-based compensation of $181 from income from operations of which $11 was reported in cost of revenues, $9 was reported in selling and marketing expenses and $161 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.
(d)	Represent weighted average number of ordinary and dilutive shares outstanding
(e)	Non-GAAP diluted EPS is computed by dividing Non-GAAP net income by the weighted average number of ordinary and dilutive shares outstanding for the respective periods plus the number of ordinary shares resulting from the assumed conversion of the Series A, B-1, B-2 and B-3 convertible redeemable preferred shares as of the beginning of the respective periods.
(f)	Adjustment to exclude stock-based compensation of $713 from income from operations of which $45 was reported in cost of revenues, $35 was reported in selling and marketing expenses and $633 was reported in general and administrative expenses in the unaudited condensed consolidated statements of operations.

VANCEINFO TECHNOLOGIES INC.

CONDENSED CONSOLIDATED BALANCE SHEETS (Unaudited)

(In thousands)

	December 31, 2007	December 31, 2006
Assets
Current Assets
Cash and cash equivalents	$78,206	$20,565
Accounts receivable	24,708	11,815
Other current assets	5,879	1,004
Total Current Assets	108,793	33,384
Property and equipment, net	7,999	5,000
Goodwill and other intangible assets	11,701	2,084
Other assets	583	1,576
Total Assets	$129,076	$42,044
Liabilities and Stockholders’ Equity
Current Liabilities	$16,972	$5,404
Other liabilities	954	179
Total Liabilities	17,926	5,583
Minority interest	630	173
Series A convertible redeemable preferred shares	—	7,837
Series B-1 convertible redeemable preferred shares	—	6,246
Series B-2 convertible redeemable preferred shares	—	17,565
Shareholders’ equity	110,520	4,640
Total Liabilities and Stockholders’ Equity	$129,076	$42,044

For further information, please contact:

Melissa Ning

Director, Investor Relations

VanceInfo Technologies Inc.

Tel: +86-10-8282-5330

E-mail: ir@vanceinfo.com

Tip Fleming

Christensen

Tel: +852-2232-3922

Email: tfleming@ChristensenIR.com

Chris Gustafson

Christensen

Tel: +1-602-980-0048

Email: cgus@ChristensenIR.com